Exhibit 99(d)

SourcingLink.net, Inc.

Summary of Terms for Proposed Private Placement

of Common Stock and Common Stock Warrants

Issuer:	SourcingLink.net, Inc.

Investors:	St. Cloud Investments Ltd. (the “Investor”).

Amount of Investment:	$500,000 to be paid by wire transfer at the Closing (as defined below). The Company and the Investor intend to actively pursue discussions concerning future additional investments in the Company of up to an aggregate of $500,000 over a six-month period following the Closing, upon mutually agreeable terms and conditions.

Closing:	The Closing is conditioned upon, among other things: (i) the support of the Common Stock Purchase Price (as defined below) by the Fairness Opinion (as defined below) and (ii) the approval by the Company’s stockholders of the proposed private placement and the proposed split transactions. Once the foregoing conditions have been satisfied, the Closing will occur as soon as practicable following the completion of definitive investment documentation (the “Closing”). In the event that the Fairness Opinion does not support the Common Stock Purchase Price, the parties agree to negotiate in good faith towards the determination of a supportable price.

Type of Security and Purchase Price:	Common Stock (“Common Stock”) and a fixed number of warrants to purchase Common Stock (“Warrants”) at a price of $0.15 per share (the “Common Stock Purchase Price”), provided that such price is considered fair from a financial point of view in accordance with a fairness opinion to be prepared and delivered to the Company by Friend & Company (the “Fairness Opinion”). The Warrants are subject to being called at the Common Stock Purchase Price per share for a period extending through June 30, 2004.

Number of Shares of Common Stock:	3,333,333 shares of Common Stock to be issued upon receipt of funds at the Closing.

Number of Common Stock Warrants:	366,667 to be issued upon receipt of funds and the Prior Warrants (as defined below) at the Closing.

Conditions Precedent:

Definitive Documentation:	Execution of mutually acceptable definitive documentation to complete the transaction as described herein.

Cancellation of Prior Warrants:	Cancellation at the Closing of warrants to purchase an aggregate of 366,667 shares of the Company’s Common Stock that were originally issued on or about March 20, 2002 (the “Prior Warrants”).

Terms of Warrants:

Warrant Exercise Price:	Warrants are exercisable for the Common Stock Purchase Price per share of Common Stock.

Term of Warrant:	The Warrants are exercisable for seven years, unless earlier terminated or converted due to a merger or acquisition of the Company or the Company’s exercise of its call right.

Antidilution Provisions:	The exercise price will initially be the Common Stock Purchase Price. The exercise price will be automatically adjusted proportionally for stock splits, stock dividends, recapitalizations and similar circumstances.

Voting Rights:	Warrants have no vote until they have been exercised and the Common Stock has been issued.

Reserved Shares:	The Company shall reserve a like number of shares of Common Stock for issuance upon exercise of the Warrants.

Expenses:	The Company and the Investor shall bear their own legal and other expenses with respect to the transaction.

Finders:	The Company and the Investor will each indemnify the other for any finder’s fees for which either is responsible. Neither the Company nor the Investor has utilized a finder.

Non-Disclosure:	This Summary of Terms is confidential and its existence and terms, as well as the Investor’s involvement, are not to be disclosed by the Company or the Investor to parties other than legal counsel and accountants or similar financial advisors, and in addition, for the Company, its Board members, officers and stockholders, without specific written permission from the other party, unless otherwise required by law or in connection with the Company’s filings with the Securities and Exchange Commission (e.g. proxy statement, Form 8-K, etc.).

Except with respect to the provisions under the heading “Non-Disclosure,” which provisions shall survive the termination hereof, this Summary of Terms does not create any legally binding obligations on the parties, and no such obligations will be created unless and until a Stock Purchase Agreement and related agreements are executed and delivered by the parties. This Summary of Terms outlines the basic terms of the proposed private placement, however, it is not a complete summary and is qualified in its entirety by reference to the texts of any final transaction documents.

Acknowledged and Agreed this 16th day of October, 2003:

By:	SourcingLink.net, Inc.

	By:	/s/ Marcel van Heesewijk
Marcel van Heesewijk, CEO and Chairman of the Board

Acknowledged and Agreed this 16th day of October, 2003:

By:	St. Cloud Investments Ltd.

	By:	/s/ Nancy Main
Nancy Main, Director

3